FILED BY ORACLE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SIEBEL SYSTEMS, INC.

COMMISSION FILE NO. 0-20725

[The following was posted to an internal Oracle website on September 20, 2005]

Oracle and Siebel—A Customer-Driven Combination

On September 12, Oracle announced its plan to buy Siebel, the leading provider of Customer Relationship Management (CRM) software. Oracle expects the transaction to close in early 2006, subject to regulatory and other approvals. Until the deal closes, each company will continue to operate independently.

Oracle President Charles Phillips and Siebel CEO George Shaheen detailed the benefits of Oracle’s proposed acquisition of Siebel Systems at yesterday afternoon’s town hall meeting at Oracle OpenWorld. Partners, customers, and user representatives joined the executives on stage to applaud the proposed combination of the enterprise software companies.

And they were not alone. Phillips recounted conversations he and Shaheen recently had with Oracle and Siebel customers about the prospects of the joined companies. He reported that customers are extremely pleased with the announcement. “They are saying ‘This makes a ton of sense. We were wondering what took so long!’” he recounted. “The feedback was very encouraging.”

International Oracle User Council executive John Matelski echoed Phillips’ findings, reporting that the PeopleSoft and JD Edwards customers Oracle acquired this year are very happy with the support they have received. “Siebel customers should expect the same,” he said. “They are going to have options.”

Phillips provided a summary of the customer benefits of the combination in a single statement. “The more smart people we have focused on CRM inside of Oracle, the better,” he said. “All of the products, even near term, start to benefit.”

Siebel provides best-in-class customer-facing products and industry solutions to more than 4,000 customers and close to 3.5 million end users, and Oracle plans to make the features of those products the centerpiece of its Project Fusion CRM products.

For more information, see oracle.com/siebel.

Important Information

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Siebel. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Siebel, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Siebel, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Siebel could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Siebel.